T.Rowe Price®
INVEST WITH CONFIDENCE

NEWS RELEASE

T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2018 RESULTS

Assets Under Management End Quarter at $1.084 Trillion

BALTIMORE (October 25, 2018) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its third quarter of 2018 results, including net revenues of $1.4 billion, net income of $583.0 million, and diluted earnings per common share of $2.30. The firm's U.S. GAAP results for the third quarter of 2018 include a realized gain of $.27 in diluted earnings per share from the sale of its 10% holding in Daiwa SB Investments Ltd. For the third quarter of 2017, net revenues were $1.2 billion, net income was $390.9 million, and diluted earnings per share was $1.56. On a non-GAAP basis, diluted earnings per share for the third quarter of 2018 was $1.99, compared with $1.45 in the 2017 quarter.

Financial Highlights

The table below presents financial results on a U.S. GAAP basis, as well as a non-GAAP basis that adjusts, among other items, for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains. The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results.

						Nine months ended		
(in millions, except per-share data)	Q3 2017[1]	Q3 2018	% change	Q2 2018	Q3 2018 vs. Q2 2018	9/30/2017[1]	9/30/2018	% change
U.S. GAAP basis								
Investment advisory fees	$ 1,098.9	$ 1,263.3	15.0%	$ 1,214.4	4.0 %	$ 3,137.6	$ 3,666.9	16.9%
Net revenues	$ 1,238.7	$ 1,394.6	12.6%	$ 1,345.0	3.7 %	$ 3,557.3	$ 4,067.6	14.3%
Operating expenses	$ 690.2	$ 754.0	9.2%	$ 750.3	0.5 %	$ 1,979.5	$ 2,248.5	13.6%
Net operating income	$ 548.5	$ 640.6	16.8%	$ 594.7	7.7 %	$ 1,577.8	$ 1,819.1	15.3%
Non-operating income[2]	$ 67.3	$ 124.9	n/m	$ 34.1	n/m	$ 294.3	$ 175.1	n/m
Net income attributable to T. Rowe Price Group	$ 390.9	$ 583.0	49.1%	$ 448.9	29.9 %	$ 1,150.7	$ 1,485.6	29.1%
Diluted earnings per common share	$ 1.56	$ 2.30	47.4%	$ 1.77	29.9 %	$ 4.60	$ 5.85	27.2%
Weighted average common shares outstanding assuming dilution	244.4	247.5	1.3%	247.4	— %	244.3	248.2	1.6%
Adjusted-non-GAAP basis[3]								
Operating expenses	$ 682.7	$ 744.5	9.1%	$ 745.3	(.1)%	$ 2,018.5	$ 2,230.8	10.5%
Net income attributable to T. Rowe Price Group	$ 362.1	$ 505.0	39.5%	$ 472.8	6.8 %	$ 977.2	$ 1,423.4	45.7%
Diluted earnings per common share	$ 1.45	$ 1.99	37.2%	$ 1.87	6.4 %	$ 3.91	$ 5.60	43.2%
Assets under Management (in billions)								
Average AUM	$ 927.4	$ 1,072.4	15.6%	$ 1,036.5	3.5 %	$ 886.3	$ 1,045.0	17.9%
Ending AUM	$ 947.9	$ 1,083.8	14.3%	$ 1,044.1	3.8 %	$ 947.9	$ 1,083.8	14.3%

[1] Results for 2017 were recast to reflect the adoption of the new revenue recognition accounting guidance on January 1, 2018. For further information, refer to the Form 10-Q for the period-ended September 30, 2018, filed with the SEC on October 25, 2018.
[2] The percentage change in non-operating income is not meaningful (n/m).
[3] See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

1

Assets Under Management

Assets under management increased $39.7 billion in the third quarter of 2018 to $1.084 trillion at September 30, 2018. The firm's net cash inflows were $2.7 billion in the third quarter of 2018. Clients transferred $3.2 billion in net assets from the U.S. mutual funds to other investment products, including the retirement date trusts, in the third quarter of 2018. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Quarter ended 9/30/2018				Nine months ended 9/30/2018			
(in billions)	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total
Assets under management at beginning of period	$ 626.1	$ 268.8	$ 149.2	$ 1,044.1	$ 606.3	$ 255.2	$ 129.6	$ 991.1
Net cash flows before client transfers	(.5)	1.5	1.7	2.7	11.6	2.0	8.0	21.6
Client transfers	(3.2)	—	3.2	—	(16.8)	2.6	14.2	—
Net cash flows after client transfers	(3.7)	1.5	4.9	2.7	(5.2)	4.6	22.2	21.6
Net market appreciation and income	22.5	11.0	3.6	37.1	44.5	21.5	5.9	71.9
Distributions not reinvested	(.1)	—	—	(.1)	(.8)	—	—	(.8)
Change during the period	18.7	12.5	8.5	39.7	38.5	26.1	28.1	92.7
Assets under management at September 30, 2018	$ 644.8	$ 281.3	$ 157.7	$ 1,083.8	$ 644.8	$ 281.3	$ 157.7	$ 1,083.8

	Quarter ended 9/30/2018				Nine months ended 9/30/2018			
(in billions)	Equity	Fixed income, including money market	Multi-asset[(1)]	Total	Equity	Fixed income, including money market	Multi-asset[(1)]	Total
Assets under management at beginning of period	$ 603.6	$ 136.4	$ 304.1	$ 1,044.1	$ 564.1	$ 134.4	$ 292.6	$ 991.1
Net cash flows	(.7)	1.0	2.4	2.7	5.9	4.3	11.4	21.6
Net market appreciation/(depreciation) and income[(2)]	28.8	.5	7.7	37.0	61.7	(.8)	10.2	71.1
Change during the period	28.1	1.5	10.1	39.7	67.6	3.5	21.6	92.7
Assets under management at September 30, 2018	$ 631.7	$ 137.9	$ 314.2	$ 1,083.8	$ 631.7	$ 137.9	$ 314.2	$ 1,083.8

[(1)] The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.

[(2)] Reported net of distributions not reinvested.

The assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $252.1 billion at September 30, 2018, compared with $244.2 billion at June 30, 2018, and $233.8 billion at December 31, 2017. Net cash flows into these portfolios were $1.7 billion in the third quarter of 2018 and $10.2 billion for the nine months ended September 30, 2018.

2

Investors domiciled outside the United States accounted for about 6% of the firm's assets under management at September 30, 2018 and December 31, 2017. Financial Results Investment advisory revenues earned in the third quarter of 2018 from the firm's U.S. mutual funds were $877.3 million, an increase of 11.6% from the comparable 2017 quarter. Average assets under management in these funds increased 11.4% to $641.5 billion. Investment advisory revenues earned in the third quarter of 2018 from subadvised and separate accounts as well as other investment products were $386.0 million, an increase of 23.4% from the comparable 2017 quarter. Average assets under management for these products increased 22.7% to $430.9 billion. Administrative, distribution, and servicing fees in the third quarter of 2018 were $131.3 million, a decrease of $8.5 million from the comparable 2017 quarter. The decrease was primarily attributable to lower transfer agent and distribution servicing revenue earned from the T. Rowe Price U.S. mutual funds due to client transfers among vehicles and share classes. Operating expenses were $754.0 million in the third quarter of 2018 compared with $690.2 million in the third quarter of 2017, and $750.3 million in the second quarter of 2018. On a non-GAAP basis, the firm's operating expenses in the third quarter of 2018 increased 9.1% to $744.5 million compared to the 2017 quarter and were lower than the $745.3 million recognized in the second quarter of 2018. The 9.1% increase in non-GAAP operating expenses from the third quarter of 2017 was due primarily to higher market driven expenses and continued strategic investments. The firm continues to expect its 2018 non-GAAP operating expenses to grow in the range of 8% to 11%. This expense growth range factors in the firm's cost optimization efforts and any contemplated uses of its expected U.S. tax reform benefits. Compensation and related costs were $454.3 million in the third quarter of 2018, an increase of 8.8% over the third quarter of 2017, due primarily to an increase in average headcount, the interim accrual of the annual bonus, and stock-based compensation expense. The firm's average staff size increased 4.2% from the third quarter of 2017. The firm employed 6,946 associates at September 30, 2018. Advertising and promotion expense was $20.2 million in the third quarter of 2018, an increase of 44.3% over the $14.0 million recognized in the third quarter of 2017. The increase was primarily driven by the launch of the firm's new media advertising campaign in the third quarter of 2018. 3

Technology, occupancy, and facility costs were $96.5 million in the third quarter of 2018, an increase of 11.8% compared to the $86.3 million recognized in the third quarter of 2017. The increase was due primarily to incremental investment in the firm's technology capabilities, including related depreciation, hosted solution licenses, and maintenance programs. General, administrative, and other costs were $73.7 million in the third quarter of 2018, an increase of 9.7% compared to the $67.2 million recognized in the third quarter of 2017. The increase reflects growing operational and regulatory business demands. Non-operating income was $124.9 million in the third quarter of 2018, an increase of $57.6 million from the third quarter of 2017. The increase is due primarily to the gain the firm realized from the sale of its 10% holding in Daiwa SB Investments Ltd. This realized gain was partially offset by a decrease in net investment gains from the consolidated T. Rowe Price sponsored investment products. The components of non-operating income for the third quarter and the first nine months of 2017 and 2018, are included in the tables at the back of this release. The firm's effective tax rate for the third quarter of 2018 was 24.0%, compared with 34.4% in the 2017 quarter, as U.S. tax reform reduced the U.S. federal corporate tax rate from 35% to 21% on January 1, 2018. The third quarter rate of 24.0% contributes to an effective tax rate for nine months ended September 30, 2018 of 24.9%. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the nine months ended September 30, 2018: Statutory U.S. federal income tax rate 21.0 % Impact of nonrecurring charge related to U.S. tax reform recognized in the second quarter 1.0 % Impact of nonrecurring charge related to new Maryland state tax legislation recognized in the second quarter .4 % State income taxes for current year, net of federal income tax benefits(1) 4.6 % Net income attributable to redeemable non-controlling interests (.2 )% Net excess tax benefits from stock-based compensation plans activity (1.8)% Other items (.1 )% Effective income tax rate 24.9% (1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity. The firm estimates its effective tax rate for the full-year 2018 will be in the range of 24% to 26%. 4

Capital Management T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows: (in millions) 12/31/2017 9/30/2018 Cash and cash equivalents $ 1,902.7 $ 2,090.6 Discretionary investments 780.3 1,636.4 Total cash and discretionary investments 2,683.0 3,727.0 Redeemable seed capital investments 1,188.9 1,204.5 Investments used to hedge the supplemental savings plan liability 268.2 294.6 Total cash and investments in T. Rowe Price products $ 4,140.1 $ 5,226.1 The firm's common shares outstanding were 242.6 million at September 30, 2018, compared with 245.1 million at the end of 2017. During the third quarter of 2018, the firm expended $124.5 million to repurchase 1.1 million shares of its common stock at an average price of $110.76. These repurchases bring the total amount expended for the nine months ended September 30, 2018, to $574.8 million, representing 5.4 million shares, or 2.2%, of outstanding common shares at an average price of $107.38. The firm invested $121.5 million during the first nine months of 2018 in capitalized facilities and technology, and expects capital expenditures for 2018 to be about $170 million, of which about 70% is planned for technology initiatives. These expenditures are expected to continue to be funded from operating resources. Management Commentary William J. Stromberg, the company’s president and chief executive officer, commented: “In the third quarter, the combination of strong stock returns and solid net client inflows helped increase our assets under management by 3.8%. We are pleased with the pace and diversity of new sales across geographies and channels, and with our organic growth through the third quarter. “Our long-term investment performance versus our peers remains strong, and we remain highly focused on delivering for our clients. We also continue to execute on our strategic plan across investment capabilities, distribution, and technology, including creating operational efficiency gains. Recent highlights include: • Investment Capabilities - We continue to build out our investment professional staff globally, including additions to our equity research and dedicated multi-asset investment teams. We filed to launch the Dynamic Credit Fund and also expect to launch several other new products in 2019. • Americas Distribution - In our U.S. intermediary segment, continued hiring across our sales and relationship management teams is deepening client engagement and generating net inflows, particularly in the broker- dealer and DCIO channels. We remain pleased with the traction we have gained on no transaction fee 5 platforms. We also continue to build out our managed accounts program with the launch of dual contracts and the addition of clients and assets to our model portfolios and retail separately managed accounts.

- EMEA and APAC Distribution - Supporting client interest in our investment strategies, we added new sub-funds and share classes to our SICAV lineup. We also extended the lineup of SICAV funds available for distribution in Hong Kong, with more planned, and remain on track for the upcoming launch of locally domiciled Japan Investment Trusts. Our progress in these regions is also underpinned by continued improvement in brand recognition with intermediaries and institutions.
- Technology and Client Experience - We are growing our technology teams outside the U.S., building on progress being made to transform our clients' digital experiences, and further expanding innovation resources and activities in Maryland and New York.

"While our business is very competitive, our positioning remains strong. With the continued hard work of our associates around the world we are confident in our ability to add significant value for our clients and stockholders over time."

Investment Performance[1]

The percentage of the firm's U.S. mutual funds (across primary share classes) that outperformed their comparable Morningstar median on a total return basis and that are in the top Morningstar quartile for the one-, three-, five-, and 10-years ended September 30, 2018, were:

	1 year	3 years	5 years	10 years
Outperformed Morningstar median				
All funds	47%	70%	81%	79%
Multi-asset funds	42%	81%	88%	89%
Top Morningstar quartile				
All funds	22%	39%	45%	53%
Multi-asset funds	15%	53%	53%	84%

[1] Source: © 2018 Morningstar, Inc. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Historically, the firm has disclosed the percentage of U.S. mutual funds (across all share classes) that outperformed their comparable Lipper averages on a total return basis and that are in the top Lipper quartile for the same periods. Investment performance results using the new measures are similar to the Lipper results.

In addition, 81% of the firm's rated U.S. mutual funds' assets under management ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains competitive, especially over longer time periods.

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Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2018 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at September 30, 2018. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2017 Form 10-K and Form 10-Q for the third quarter of 2018. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACTS: Public Relations Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Investor Relations Teresa Whitaker 410-345-6586 teresa_whitaker@troweprice.com 7

Unaudited Consolidated Statements of Income

(in millions, except per-share amounts)

	Three months ended			Three months ended		Nine months ended		
Revenues	9/30/2017[1]	9/30/2018	Q3 2018 vs. Q3 2017[2]	6/30/2018	Q3 2018 vs. Q2 2018[2]	9/30/2017[1]	9/30/2018	% change[2]
Investment advisory fees	$ 1,098.9	$ 1,263.3	15.0 %	$ 1,214.4	4.0 %	$ 3,137.6	$ 3,666.9	16.9 %
Administrative, distribution, and servicing fees	139.8	131.3	(6.1)%	130.6	0.5 %	419.7	400.7	(4.5)%
Net revenues	1,238.7	1,394.6	12.6 %	1,345.0	3.7 %	3,557.3	4,067.6	14.3 %
Operating expenses[3]								
Compensation and related costs	417.4	454.3	8.8 %	456.0	(0.4)%	1,218.6	1,351.7	10.9 %
Distribution and servicing	67.4	71.4	5.9 %	71.6	(0.3)%	192.0	213.3	11.1 %
Advertising and promotion	14.0	20.2	44.3 %	19.0	6.3 %	58.4	63.8	9.2 %
Product-related costs	37.9	37.9	— %	37.1	2.2 %	110.9	117.1	5.6 %
Technology, occupancy, and facility costs	86.3	96.5	11.8 %	93.2	3.5 %	254.7	283.8	11.4 %
General, administrative, and other	67.2	73.7	9.7 %	73.4	0.4 %	194.9	218.8	12.3 %
Nonrecurring insurance recoveries related to Dell appraisal rights matter	—	—	—	—	—	(50.0)	—	n/m
Total operating expenses	690.2	754.0	9.2 %	750.3	.5 %	1,979.5	2,248.5	13.6 %
Net operating income	548.5	640.6	16.8 %	594.7	7.7 %	1,577.8	1,819.1	15.3 %
Non-operating income								
Net gains on investments	28.9	116.1	n/m	17.4	n/m	165.1	147.9	n/m
Net gains on consolidated investment products	37.5	8.7	n/m	19.1	n/m	125.8	28.6	n/m
Other income (loss)	.9	.1	n/m	(2.4)	n/m	3.4	(1.4)	n/m
Total non-operating income	67.3	124.9	n/m	34.1	n/m	294.3	175.1	n/m
Income before income taxes	615.8	765.5	24.3 %	628.8	21.7 %	1,872.1	1,994.2	6.5 %
Provision for income taxes	211.6	183.9	(13.1)%	169.2	8.7 %	677.5	497.5	(26.6)%
Net income	404.2	581.6	43.9 %	459.6	26.5 %	1,194.6	1,496.7	25.3 %
Less: net income attributable to redeemable non-controlling interests	13.3	(1.4)	(110.5)%	10.7	(113.1)%	43.9	11.1	(74.7)%
Net income attributable to T. Rowe Price Group	390.9	583.0	49.1 %	448.9	29.9 %	1,150.7	1,485.6	29.1 %
Less: net income allocated to outstanding restricted stock and stock unit holders	8.8	13.7	55.7 %	10.5	30.5 %	26.0	34.8	33.8 %
Net income allocated to T. Rowe Price Group common stockholders	$ 382.1	$ 569.3	49.0 %	$ 438.4	29.9 %	$ 1,124.7	$ 1,450.8	29.0 %
Earnings per share								
Basic	$ 1.59	$ 2.34	47.2 %	$ 1.81	29.3 %	$ 4.67	$ 5.97	27.8 %
Diluted	$ 1.56	$ 2.30	47.4 %	$ 1.77	29.9 %	$ 4.60	$ 5.85	27.2 %
Weighted-average common shares								
Outstanding	240.3	242.8	1.0 %	242.2	.2 %	240.7	243.1	1.0 %
Outstanding assuming dilution	244.4	247.5	1.3 %	247.4	— %	244.3	248.2	1.6 %
Dividends declared per share	$ .57	$ .70	22.8 %	$ .70	— %	$ 1.71	$ 2.10	22.8 %

[1] Results for 2017 were recast to reflect the adoption of the new revenue recognition accounting guidance on January 1, 2018. For further information, refer to the Form 10-Q for the period ended September 30, 2018 filed with the SEC on October 25, 2018.

[2] The percentage change in non-operating income and nonrecurring insurance recoveries is not meaningful (n/m).

[3] Certain 2017 amounts have been reclassified to conform to the firm's new income statement presentation. For a recast of 2017 quarterly financial results, refer to the Form 10-Q for the period ended September 30, 2018, filed with the SEC on October 25, 2018.

8

Investment Advisory Revenues (in millions)	Three months ended		Nine months ended	
	9/30/2017	9/30/2018	9/30/2017	9/30/2018
U.S. mutual funds				
Equity and blended assets	$ 657.0	$ 745.5	$ 1,880.1	$ 2,169.0
Fixed income, including money market	129.1	131.8	379.8	388.1
	786.1	877.3	2,259.9	2,557.1
Subadvised and separate accounts and other investment products				
Equity and blended assets	259.6	326.0	727.8	931.0
Fixed income, including money market	53.2	60.0	149.9	178.8
	312.8	386.0	877.7	1,109.8
Total	$ 1,098.9	$ 1,263.3	$ 3,137.6	$ 3,666.9

Assets Under Management (in billions)	Average during					
	Three months ended		Nine months ended		As of	
	9/30/2017	9/30/2018	9/30/2017	9/30/2018	12/31/2017	9/30/2018
U.S. mutual funds						
Equity and blended assets	$ 452.9	$ 511.6	$ 438.2	$ 500.8	$ 480.5	$ 515.1
Fixed income, including money market	123.2	129.9	119.6	128.6	125.8	129.7
	576.1	641.5	557.8	629.4	606.3	644.8
Subadvised and separate accounts and other investment products						
Equity and blended assets	264.6	331.8	247.0	318.4	291.9	338.8
Fixed income, including money market	86.7	99.1	81.5	97.2	92.9	100.2
	351.3	430.9	328.5	415.6	384.8	439.0
Total	$ 927.4	$ 1,072.4	$ 886.3	$ 1,045.0	$ 991.1	$ 1,083.8

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)[(1)(2)]	Three months ended	Nine months ended
(in billions)	9/30/2018	9/30/2018
U.S. mutual funds		
Equity and blended assets	$ (4.6)	$ (10.2)
Fixed income, including money market	.9	5.0
	(3.7)	(5.2)
Subadvised and separate accounts and other investment products		
Equity and blended assets	4.0	18.6
Fixed income, including money market	2.4	8.2
	6.4	26.8
Total net cash flows after client transfers	$ 2.7	$ 21.6

(1) The asset class net cash flows above include, in addition to net client flows, rebalancing within the target date portfolios in order to maintain their targeted asset allocations.

(2) The underlying assets of the multi-asset portfolios that invest in T. Rowe Price products have been broken out and included in their respective vehicle and asset class amounts.

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Non-Operating Income (in millions)	Three months ended		Nine months ended	
	9/30/2017	9/30/2018	9/30/2017	9/30/2018
Net gains from non-consolidated T. Rowe Price investment products				
Net realized gains on dispositions of available-for-sale investments	$ .1	$ —	$ 78.0	$ —
Ordinary and capital gain dividend distributions	5.3	14.4	11.2	33.7
Market gains (losses) on equity method and other investments at fair value	(16.3)	7.1	26.0	(6.5)
Gains reclassified from accumulated other comprehensive income upon transfer of an available-for-sale sponsored investment portfolio to sponsored investment portfolios held as trading	23.6	—	23.6	—
Net gain recognized upon deconsolidation	.1	—	.1	3.6
Dividends and market gains on investment products used to hedge the supplemental savings plan liability	6.1	6.3	6.1	14.2
Total net gains from non-consolidated T. Rowe Price investment products	18.9	27.8	145.0	45.0
Other investment income	10.0	88.3	20.1	102.9
Net gains on investments	28.9	116.1	165.1	147.9
Net gains (losses) on consolidated sponsored investment portfolios	37.5	8.7	125.8	28.6
Other income, including foreign currency gains and losses	.9	.1	3.4	(1.4)
Non-operating income	$ 67.3	$ 124.9	$ 294.3	$ 175.1

Unaudited Condensed Consolidated Cash Flows Information (in millions)

	Nine months ended					
	9/30/2017			9/30/2018		
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $135.3 of stock-based compensation expense and $114.9 of depreciation expense in 2018	$ 1,462.4	$ (1,109.6)	$ 352.8	$ 2,060.9	$ (574.5)	$ 1,486.4
Cash provided by (used in) investing activities attributable to T. Rowe Price Group in 2018, including ($121.5) for additions to property and equipment and ($1,118.7) of additions to T. Rowe Price investment products	(63.2)	138.6	75.4	(923.7)	93.3	(830.4)
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of ($543.0) and dividends paid of ($522.3) in 2018	(734.7)	1,005.3	270.6	(949.3)	486.2	(463.1)
Effect of exchange rate changes on cash and cash equivalents	—	6.9	6.9	—	(2.4)	(2.4)
Net change in cash and cash equivalents during period	$ 664.5	$ 41.2	$ 705.7	$ 187.9	$ 2.6	$ 190.5

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Unaudited Condensed Consolidated Balance Sheet Information (in millions) As of 12/31/2017 9/30/2018 Cash and cash equivalents $ 1,902.7 $ 2,090.6 Accounts receivable and accrued revenue 565.3 583.1 Investments 1,477.3 2,414.4 Assets of consolidated T. Rowe Price investment products 2,048.4 1,917.8 Property and equipment, net 652.0 657.0 Goodwill 665.7 665.7 Other assets 224.0 202.0 Total assets 7,535.4 8,530.6 Total liabilities, includes $55.9 at December 31, 2017, and $74.7 at September 30, 2018, from consolidated T. Rowe Price investment products 718.2 1,209.5 Redeemable non-controlling interests 992.8 860.6 Stockholders' equity, 242.6 common shares outstanding at September 30, 2018 $ 5,824.4 $ 6,460.5 Cash, Cash Equivalents, and Investments Information (in millions) Net assets of consolidated T. Rowe Price Cash and cash investment equivalents Investments products 9/30/2018 Cash and discretionary investments $ 2,090.6 $ 1,607.7 $ 28.7 $ 3,727.0 Seed capital investments — 250.7 953.8 1,204.5 Investment products used to hedge supplemental savings plan — 294.6 — 294.6 Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group 2,090.6 2,153.0 982.5 5,226.1 Investment in UTI and other investments — 261.4 — 261.4 Total cash and investments attributable to T. Rowe Price Group 2,090.6 2,414.4 982.5 5,487.5 Redeemable non-controlling interests — — 860.6 860.6 As reported on unaudited condensed consolidated balance sheet at September 30, 2018 $ 2,090.6 $ 2,414.4 $ 1,843.1 $ 6,348.1 11

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedule reconciles U.S. GAAP financial measures to non-GAAP financial measures for the three- and nine-month periods ended September 30, 2017 and 2018.

	Three months ended		Nine months ended	
(in millions, except for per-share amounts)	9/30/2017	9/30/2018	9/30/2017	9/30/2018
Operating expenses, GAAP basis	$ 690.2	$ 754.0	$ 1,979.5	$ 2,248.5
Non-GAAP adjustments:				
Expenses of consolidated T. Rowe Price investment products, net of elimination of its related management and administrative fees[1]	(1.8)	(2.1)	(5.3)	(4.6)
Compensation expense related to market valuation changes in the supplemental savings plan liability[2]	(5.7)	(7.4)	(5.7)	(13.1)
Insurance recoveries related to Dell appraisal rights matter[4]	—	—	50.0	—
Adjusted operating expenses	$ 682.7	$ 744.5	$ 2,018.5	$ 2,230.8
Net income attributable to T. Rowe Price Group, GAAP basis	$ 390.9	$ 583.0	$ 1,150.7	$ 1,485.6
Non-GAAP adjustments:				
Net income of consolidated T. Rowe Price investment products, net of redeemable non-controlling interests[1]	(21.0)	(6.5)	(73.4)	(8.3)
Non-operating income of investments designated as an economic hedge of the supplemental savings plan liability less related compensation expense[2]	(.4)	1.1	(.4)	(1.1)
Other non-operating income[3]	(23.7)	(92.2)	(162.4)	(106.6)
Insurance recoveries related to Dell appraisal rights matter[4]	—	—	(50.0)	—
Income tax impacts of non-GAAP adjustments[5]	16.3	19.6	112.7	25.1
Nonrecurring charge related to enactment of U.S. tax reform[6]	—	—	—	20.8
Nonrecurring charge related to enactment of Maryland state tax legislation[7]	—	—	—	7.9
Adjusted net income attributable to T. Rowe Price Group	$ 362.1	$ 505.0	$ 977.2	$ 1,423.4
Diluted earnings per common share, GAAP basis	$ 1.56	$ 2.30	$ 4.60	$ 5.85
Non-GAAP adjustments:				
Consolidated T. Rowe Price investment products[1]	(.05)	(.02)	(.18)	(.03)
Other non-operating income[3]	(.06)	(.29)	(.39)	(.33)
Insurance recoveries related to Dell appraisal rights matter[4]	—	—	(.12)	—
Nonrecurring charge related to enactment of U.S. tax reform[6]	—	—	—	.08
Nonrecurring charge related to enactment of Maryland state tax legislation[7]	$ —	$ —	$ —	$ .03
Adjusted diluted earnings per common share[8]	$ 1.45	$ 1.99	$ 3.91	$ 5.60

[1] The non-GAAP adjustments add back the management and administrative fees that the firm earns from the consolidated T. Rowe Price investment products and subtract the investment income and operating expenses of these products that have been included in the firm's U.S. GAAP consolidated statements of income. Management believes the consolidated T. Rowe Price investment products may impact the reader's ability to understand the firm's core operating results. The following table details the calculation of operating expenses of consolidated T. Rowe Price investment products, net of elimination of its related management and administrative fees.

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	Three months ended		Nine months ended	
	9/30/2017	9/30/2018	9/30/2017	9/30/2018
Operating expenses before eliminations	$ 3.2	$ 3.6	$ 8.5	$ 9.2
Operating expenses eliminated in consolidation	(1.4)	(1.5)	(3.2)	(4.6)
Total operating expenses, net of eliminations	$ 1.8	$ 2.1	$ 5.3	$ 4.6

The following table details the calculation of net income of consolidated T. Rowe Price investment products, net of redeemable non-controlling interests:

	Three months ended		Nine months ended	
	9/30/2017	9/30/2018	9/30/2017	9/30/2018
Net investment gains	$ 37.5	$ 8.7	$ 125.8	$ 28.6
Operating expenses	(3.2)	(3.6)	(8.5)	(9.2)
Net income	34.3	5.1	117.3	19.4
Less: net income attributable to redeemable non-controlling interests	13.3	(1.4)	43.9	11.1
T. Rowe Price Group's portion of net income	$ 21.0	$ 6.5	$ 73.4	$ 8.3

(2) This non-GAAP adjustment removes the impact of market movements on the supplemental savings plan liability and related economic hedges of the liability beginning July 1, 2017. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by the employees. Since the firm economically hedges the exposure to these market movements, management believes it is useful to offset the non-operating investment income earned on the hedges against the related compensation expense to increase comparability period to period. The following table details the supplemental savings plan related items:

	Three months ended		Nine months ended	
	9/30/2017	9/30/2018	9/30/2017	9/30/2018
Non-operating income of investments designated as an economic hedge of supplemental savings plan liability	$ 6.1	$ 6.3	$ 6.1	$ 14.2
Compensation expense from market valuation changes in supplemental savings plan liability	(5.7)	(7.4)	(5.7)	(13.1)
Non-operating income of investments designated as an economic hedge of supplemental savings plan liability less compensation expense	$ .4	$ (1.1)	$ .4	$ 1.1

(3) This non-GAAP adjustment removes the non-operating income that remains after backing out the portion related to the consolidated T. Rowe Price investment products and the investments designated as an economic hedge of our supplemental savings plan liability. Beginning in the second quarter of 2018, management modified the non-GAAP adjustment to no longer adjust for the investment gains recognized on its cash and discretionary investments, as the income earned on these assets are considered part of the firm's core operations. The impact on previously reported non-GAAP measures is immaterial. Management believes adjusting for the remaining non-operating income helps the reader's ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income removed when managing and evaluating the firm's performance.

	Three months ended		Nine months ended	
	9/30/2017	9/30/2018	9/30/2017	9/30/2018
Total non-operating income	$ 67.3	$ 124.9	$ 294.3	$ 175.1
Less: net investment gains of consolidated T. Rowe Price investment products	37.5	8.7	125.8	28.6
Less: non-operating income from investments designated as an economic hedge of supplemental savings plan liability	6.1	6.3	6.1	14.2
Less: investment gains earned on cash and discretionary investments	—	17.7	—	25.7
Total other non-operating income	$ 23.7	$ 92.2	$ 162.4	$ 106.6

(4) In the first quarter of 2017, the firm recognized insurance recoveries of $50.0 million related to the Dell appraisal rights matter as a reduction in operating expenses. Management believes it is useful to readers of the firm's condensed consolidated statements of income to adjust for these insurance recoveries given the nonrecurring nature of the initial charge and related insurance recoveries.

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(5) The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 36.6% for 2017 and 23.8% for 2018. As such, the non-GAAP effective tax rate for the third quarter was 35.0% for 2017 and 24.5% for 2018. The firm estimates its effective tax rate for the full-year 2018 on a non-GAAP basis will be in the range of 23% to 25%. (6) During the second quarter of 2018, the firm recognized a nonrecurring charge of $20.8 million for an adjustment made to the charge taken in 2017 related to the enactment of U.S. tax reform. Management believes it is useful to readers of our consolidated statements of income to adjust for this nonrecurring charge in arriving at net income attributable to T. Rowe Price Group and diluted earnings per share. (7) During the second quarter of 2018 the firm recognized a nonrecurring charge of $7.9 million for the remeasurement of the firm's deferred tax assets and liabilities to reflect the effect of Maryland state tax legislation enacted on April 24, 2018. Management believes it is useful to readers of our consolidated statements of income to adjust for this nonrecurring charge in arriving at net income attributable to T. Rowe Price Group and diluted earnings per share. (8) This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. 14